Splinternet Holdings, Inc.
535 Connecticut Avenue
Norwalk, Connecticut 06854

July 12, 2006

Michael McTiernan
Special Counsel
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Splinternet Holdings, Inc. Registration Statement on Form SB-2 Filed on June 30, 2006 File No. 333-134658

Dear Mr. McTiernan:

This letter is in response to the comments contained in the Staff’s letter to James C. Ackerly, dated July 7, 2006 (the “Comment Letter”) concerning the above-referenced registration statement (the “Registration Statement”). The responses below correspond to the numbered comments contained in the Comment Letter. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Registration Statement.

General

1.
We note your response to Comment 2. Please provide us with a more detailed  analysis whereby you determined that the reclassification you described is exempt  from registration under Section 3(a)(9) of the Securities Act of 1933. We note,  for example that Splinternet Holdings and Splinternet Communications, Inc.  appear  to be two different issuers, and that the security holders of Splinternet  Communications, Inc. were not the existing security holders of Splinternet  Holdings at the time of exchange.

Pursuant to Rule 145(a)(2) of the Securities Act of 1933, as amended (“Rule 145(a)(2)”), the share exchange between Splinternet Holdings, Inc. and Splinternet Communications, Inc. which occurred on April 3, 2006 is exempt from registration. Rule 145(a)(2) provides that “an ‘offer’, ‘offer to sell’, ‘offer for sale’, or ‘sale’ shall be deemed to be involved, within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended, … for a statutory merger or consolidation or similar plan or acquisition in which securities of such corporation or other persons held by such security holders will become or be exchanged for securities of any other person, unless the sole purpose of the transaction is to change an issuer’s domicile solely within the United States.” Splinternet Communications, Inc., originally incorporated in the state of Connecticut, effected the Share Exchange with Splinternet Holdings, Inc., a Delaware corporation, for the primary purpose of changing the company’s domicile to Delaware. The Company’s operations, management and business did not change. Therefore, such offering is exempt from registration under the Securities Act of 1933, as amended.

Management’s Discussion and Analysis - page 6

2.
Please expand the overview to address how you have historically generated  revenues and how you anticipate generating revenues in the future. In particular,  please clarify why you are “at a point of significant change in [your]  business development.”

We have made the requested change in the revised Form SB-2/A filed concurrently with this letter.

3.
We note your response to Comment 33, but aside from the statement in the  summary that “all revenue-producing customers are wholesale customers, as our  retail subscribers are non-revenue producing test users so far” are unable to  determine where you have made the requested revisions to MD&A. Please advise  or revise.

We have made the requested change in the revised Form SB-2/A filed concurrently with this letter. Specifically, on page 9 of the Management’s Discussion and Analysis, we disclose that Splinternet derives its operating revenue only from wholesale services, and not retail services, at this point in time.

4.
We note your response to Comment 37, and the addition of the words “which  is related to the use of our services” in your discussion of cost of sales. Please  revise to more fully explain how and why the increased sale of hardware related  to your services to an increased cost of sales of 832% over the prior year.

We have made the requested change in the revised Form SB-2/A filed concurrently with this letter.

Operating Revenues -page 7

5.
We have reviewed your revisions relating to prior comments 35 and 36. Please  clarify whether the other existing customers referenced in your disclosure are  customers for your primary services or for hosting and switching only. Also, since  Contelca represented 90% of your revenues in 2005, clarify whether revenues  expected to be generated by the other existing customers are expected to increase  significantly or remain at the same level as in 2005.

We have made the requested change in the revised Form SB-2/A filed concurrently with this letter.

Risk Factors - page 9

6.
We note your response to Comment 15. The discussion of the impact of the loss  of your largest customer should be discussed in a separate risk factor. In addition,  to the extent that the recently reorganized customer is not expected to generate an  equivalent amount of revenues as in 2005, please consider providing appropriate  disclosure.

We have made the requested change in the revised Form SB-2/A filed concurrently with this letter.

The existence of outstanding warrants may harm our ability to obtain additional financing and their exercise will result in dilution to your interests. - page 16

7.
We note your response to Comment 19, and the related disclosure under Item 26,  Recent Sales of Unregistered Securities. The disclosure appears to vary with  respect to the conversion of the warrants issued from September through October  2005 insofar as disclosure under Recent Sales indicates that some of the warrants  have already been converted into common shares. Please revise to address the  apparent discrepancy, or advise us why no revision is needed.

We have made the requested change in the revised Form SB-2/A filed concurrently with this letter.

Business - page 28

8.	We note your response to Comment 28, but are unable to determine where you made the request revision. Please advise or revise.

We have made the requested change in the revised Form SB-2/A filed concurrently with this letter. Specifically, please note our additional disclosure on page 33 of the Business section.

Item 26 - Recent Sales of Unregistered Securities

9.
We note your response to Comment 42, and the revised disclosure under Item 26.  Please advise us with respect to the apparent discrepancy between your statement  that Splinternet Communications sold 24,000 shares of common stock in a private  placement from November 15, 2005 through March 15, 2006, and the statement  later in the paragraph that “Richard Rankin purchased 175,000 of his shares of  Common Stock in the Private Placement.”

We have made the requested change in the revised Form SB-2/A filed concurrently with this letter.

Exhibit 5.1 - Opinion of Feldman Weinstein LLP

10.	We note your responses to Comments 44 and 45, but are unable to determine where you made the requested changes. Please advise or revise.

We have made the requested change in the revised Form SB-2/A filed concurrently with this letter. Please see the legal opinion of Feldman Weinstein & Smith LLP attached as Exhibit 5.1. Specifically please note paragraph two, the second sentence which reads “In our opinion, the Company was authorized to issue and legally issued the shares of Common Stock mentioned above, and such shares represent fully paid and non-assessable shares of the Common Stock.”

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or requests for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein & Smith LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

/s/ James C. Ackerly, President

Splinternet Holdings, Inc.

cc: Paul Fischer